Exhibit 3.1

FIRST AMENDMENT TO

THIRD AMENDED AND RESTATED

BYLAWS

OF

BRE PROPERTIES, INC.

Pursuant to the resolutions duly adopted by the Board of Directors of BRE Properties, Inc., a Maryland corporation (the “Company”), effective April 4, 2013, the Third Amended and Restated Bylaws of the Company (the “Bylaws”), are amended as follows:

Section 3(a) of Article II is hereby amended by replacing the first sentence of Section 3(a) with the following: “Special meetings of the stockholders for any purpose or purposes may be called only (i) by the Chairman, (ii) by the president, (iii) by the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors, or (iv) by the secretary of the Corporation upon the written request of stockholders entitled to cast not less than 25% of all the votes entitled to be cast on such matter at such meeting.”